Exhibit 99.2

JAGUAR MINING INC.

BY-LAW NUMBER 2

A by-law relating generally to the regulation of the affairs of Jaguar Mining Inc.

BE IT ENACTED AND IT IS HEREBY ENACTED as by-law Number 2 of Jaguar Mining Inc. (hereinafter called the "Corporation") as follows:

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)
"Act" means the Business Corporations Act, R.S.O. 1990 c. B.16 (Ontario), as from time to time amended, and every statute that may be substituted therefor, including the regulations made thereunder, and, in the case of such amendment or substitution, any reference in the by-laws of the corporation shall be read as referring to the amended or substituted provisions therefor;

(b)	"articles" means the articles, as from time to time amended, of the Corporation;

(c)	"board" means the board of directors of the Corporation; and "director" means a member of the board;

(d)	"by-law" means any by-law of the Corporation from time to time in force and effect;

(e)	"Corporation" means JAGUAR MINING INC., or any successor thereto if adopted by such successor;

(f)	"director" means an individual occupying the position of director of the Corporation and "directors", "board of directors" and "board" includes a single director;

(g)	"meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

(h)	"non-business day" means Saturday, Sunday and any other day that is observed as a holiday under the laws of Ontario or Canada;

(i)
"Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in the capacity of trustee, executor, administrator or other legal representative;

(j)	"resident Canadian" means a Canadian citizen ordinarily resident in Canada or as otherwise defined in the Act;

(k)
words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(1)
the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of arty such terms or provisions; and

(m)	any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

    2. Execution in Counterpart. Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed by more than one person for the purposes of the Act may be executed in several documents of like form each of which is executed by one or more of such persons, and such documents, when duly executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document for the purposes of the Act.

REGISTERED OFFICE

    3. The Corporation may front time to time by resolution of the board of directors change the location of the address of the registered office of the Corporation to another place within Ontario.

CORPORATE SEAL
    4. The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.

EXECUTION OF INSTRUMENTS

    5. (1) Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two of the directors and officers, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either t o sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing,

(2) The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

(3) The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

(4) The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed o t have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

BANKING ARRANGMENTS

6. The banking business of the Corporation, or any part thereof, shall be transacted with such bank, trust company or other firm or body corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.

BORROWING

7. Borrowing. Without limiting to the powers of the board as provided in the Act, but subject to the limitations on the business and powers of the Corporation as may be contained in the articles, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue sell or pledge bonds, debentures, notes or other securities or debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

8. Delegation. Subject to the Act, the articles and the by-laws, the board may from time to time authorize any director or directors, or officer or officers, of the Corporation, to make arrangements with reference to the money borrowed or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize, and generally to manage, transact and settle the borrowing of money by the Corporation.

DIRECTORS

9. Number and Powers. There shall be a board of directors consisting of such fixed number, or minimum and maximum number, of directors as may be set out in the articles or as may be determined as prescribed by the articles, or failing that, as specified by by-law. The directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

10. Vacancies. If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of paragraph 15 of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 124(3) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

11. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall

(a)	act honestly and in good faith; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

in the best interests of the Corporation.

12. Qualification. A majority of directors on the board shall be resident Canadians. No person shall be elected or appointed a director if that person is less than 18 years of age, of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of bankrupt. A director need not hold shares issued by the Corporation. At least one-third of the directors of an offering corporation shall not be officers or employees of the corporation or any of its affiliates.

13. Term of Office. A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to- the provisions of the Act.

14. Vacation of Office. The office of a director shall ipso facto be vacated if

(a)	he dies;

(b)	by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c)	he is removed from office in accordance with section 122 of the Act; or

(d)	becomes disqualified under subsection 118(1) of the Act.

15. Election and Removal. (1) Directors shall be elected by the shareholders by ordinary resolution in annual meeting of shareholders. The number of directors to be elected at any such meeting shall be that number most recently determined in the manner referred to in Section 9. The election shall be on a show of hands unless a ballot is demanded by any shareholder or required by the chairman in accordance with Section 69. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director if qualified, is eligible .for re-election. If an election of directors is not held at an annual meeting of shareholders at which such election is required, the incumbent directors shall continue in office until their successors are elected.

    (2) Subject to sections 120 and 122 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

    (3) Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

    (4) A separate vote of shareholders, shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two (2) or more persons to be elected by a single resolution.

    (5) If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

    (6) If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

    (7) A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

16. Ceasing to Hold Office. A director may resign as director by delivering a written resignation o t the Corporation and such resignation becomes effective at the time the resignation is received by the Corporation or the time specified in the resignation whichever is later. A director shall forthwith cease to hold office as a director should the director cease to be qualified in accordance with the Act.

17. Vacancies. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the directors, except a vacancy resulting from,

(a)
an increase in the number of directors otherwise than an increase in the board of directors pursuant to a special resolution empowering the board to fix the number of directors within a range set out in the articles; or

(b)	an increase in the maximum number of directors set out in the articles, as the case may be; or

(c)	a failure to elect the number of directors required to be elected at any meeting of shareholders.

18. Validity of Acts. An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

19. Action by the Board. The board shall exercise its powers by or pursuant to a by-law or resolution either passed at a meeting of directors at which a quorum is present and at which a majority of the directors present are resident Canadians or consented to by the signatures of all the directors then in office if constituting a quorum. Subject to the Act, the board may transact business at a meeting of directors where a majority of resident Canadian directors is not present if a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting, and a majority of resident Canadian directors would have been present had that director been present at the meeting.

MEETINGS OF DIRECTORS

20. Place of Meeting. Subject to the articles, meetings of directors may be held at any place within or outside Ontario as the directors may from time to time determine. In any financial year of the corporation, a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or director convene a meeting of the directors.

21. Notice. (1) Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile to each director at his latest address as shown on the records of the Corporation not less than two (2) days (exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile but inclusive of the day for which notice is given) before the date of the meeting, provided that meetings of the directors may be held at any time without notice if all the directors have waived such notice.

    (2) For the first meeting of the board of directors to be held immediately following election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting duly constituted, provided a quorum of the directors is present.

    (3) A notice of a meeting of directors shall specify any matter referred to in subsection 127(3) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, must not otherwise specify the purpose of or the business to be transacted at the meeting.

22. Waiver of Notice. Notice of any meeting of the directors or any irregularity in any meeting or i n the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called and make such objection at the commencement of the meeting.

23. Telephone Participation. A director may participate in a meeting of directors or a committee of directors by means of such telephone or other communication facilities that permit persons participating in the meeting to communicate with each other simultaneously and instantaneously, f i all the directors present at or participating in the meeting consent to the holding of meetings in such manner.

24. Adjournment. Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and notice of the time and place for the continuance of the adjourned meeting need not be given to any directors if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present thereat. The directors, who formed a quorum at the original meeting are required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

25. Quorum and Voting. Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In. case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is required or demanded. Where the Corporation has only one director, that director may constitute a meeting.

26. Chairman and Secretary - The chairman of the board or, in the absence of the chairman,- the president if a director or, in the absence of the president, a vice-president who is a director shall" be chairman of any meeting of the board. If none of the said officers is present, the directors present shall choose one of their number to be chairman. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation be absent, the chairman of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

27. First Meeting of New Board. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting following the meeting of shareholders at which such board is elected.

28. Regular Meetings. The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution by the board fixing the time and place of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting.

29. Resolution in lieu of meeting. A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

30. Conflict of Interest. Subject to and in accordance with the provisions of the Act, a director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of such interest, and any such director shall refrain from voting in respect thereof unless otherwise permitted by the Act.

REMUNERATION OF DIRECTORS

31. Subject to the articles, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remunerators to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS
TO SHAREHOLDERS FOR APPROVAL

32. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting or the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

33. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee of the Corporation or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board of directors for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen to the Corporation in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

34. The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the heirs and legal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

(a)	the person acted honestly and in good faith with a view to the best interests of the Corporation; and '

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the relevant conduct was lawful.

    The Corporation may, with the approval of the court, indemnify a person referred to above i n respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by that person in connection with such action if the person fulfils the conditions set out in (a) and (b) above.

35. Notwithstanding anything in this section, a person referred to above is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by that person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity,

(a)	was substantially successful on the merits in that person's defence of the action or proceeding; and

(b)	fulfils the conditions set out in (a) and (b) above.

36. Insurance. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to above against any liability incurred by that person,

(a)
in the capacity as a director or officer of the Corporation, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the Corporation; or

(b)
in the capacity as a director or officer of another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to that person's failure to act honestly and in good faith with a view to the best interests of the body corporate.

COMMITTEES

37. Audit Committee. The board shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the Audit Committee shall serve during the pleasure of the board and, in any event, only so long as he shall be a director. The directors may fill vacancies in the Audit Committee by election from among their number.

    The Audit Committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board from time to time and to the following paragraph.

    The auditor of the Corporation is entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of office of the auditor. The auditor of the Corporation or any member of the Audit Committee may call a meeting of the Committee.

38. Delegation. (1) The board may appoint, from their number, a committee or committees of directors, however designated, and delegate to such committee or committees any of the powers of the board except powers to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)
fill a vacancy among the directors or in the office of auditor, or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman of the board or the president of the corporation;

(c)	issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission for the sale of shares of the Corporation;

(g)	approve a management information circular;

(h)	approve a take-over bid or directors' circular;

(i)	approve any annual financial statements; or

(j)	adopt, amend or repeal by-laws.

                 (2) A majority of the members of any such committee shall be resident Canadians.

39. Transaction of Business. The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario and, subject to the provisions of Section 4.10 which shall be applicable mutatis mutandis, may be held by means of telephone or other communications equipment.

40. Procedure. Unless otherwise determined by the board, each committee shall have the power t o fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

OFFICERS

41. Appointment of Officers. Subject to the articles, the board may from time to time appoint a chairman of the board, a vice-chairman, a managing director (who shall be a resident Canadian), a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of such officers and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation other than any of the powers listed in Section 27. Except for a managing director and a chairman of the board, an officer need not be a director and one person may hold more than one office. The president or such other officer

42. Remuneration and Removal of Officers. Subject to the articles, the remuneration of all officers, employees and agents appointed by the directors may be determined from time to time by resolution of the directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The directors may by resolution remove any officer, employee or agent at any time, with or without cause.

43. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

44. Chairman of the Board. The chairman of the board (if any) shall, if present, preside at all meetings of the directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors.

45. President. The president shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. The president, in the absence of the chairman of the board, or if a chairman of the board be not appointed, shall preside at all meetings of the directors, and he shall act as chairman at all meetings of the shareholders of the Corporation; he shall sign such contracts, documents or instruments in writing as require his signature and he shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

46. Vice-President. The vice-president (if any) or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president.
The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or then-i by resolution of the directors.

47. Secretary. The secretary shall give or cause to be given notices for all meetings of the directors or committees thereof (if any) and of shareholders when directed to do so, and shall have charge, subject to the provisions of paragraphs 30 and 50 hereof, of the records referred to i n section 18 of the Act and of the corporate seal or seals (if any). He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

48. Treasurer. Subject to the provisions of any resolution of the directors, the treasurer (if any) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require, but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

49. Assistant Secretary and Assistant Treasurer. The assistant secretary or, if more than one, the assistant secretaries in order of seniority, and the assistant treasurer or, if more than one, the assistant treasurers in order of seniority (if any), shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

50. Managing Director. The directors may from time to time appoint from their number a managing director and may delegate to him any of the powers of the directors except as provided i n subsection 73(2) of the Act. The managing director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the managing director shall be subject to discharge by the board.

51. Agents and Attorneys. The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or out of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the board may determine.

52. Conflict of Interest. An officer shall disclose an interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 4.21.

53. Vacancies. If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, or any other office created by the directors' pursuant to paragraph _________ hereof, shall be or become vacant by reason of death, resignation, removal or in any other manner whatsoever, the directors may, subject to paragraph 23 hereof, appoint another person to fill such vacancy.

SHAREHOLDERS' MEETING

54. Annual Meeting. Subject to compliance with section 94 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.

55. Special Meetings. (1) Special meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president or by the directors, to be held at such time and place as may be specified in such order.

(2) Shareholders holding between them not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and the registered office of the Corporation.

(3) Except as otherwise provided in subsection 105(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause such meeting to be called by the secretary of the Corporation.

(4) If the directors do not, within twenty-one (21) days after receiving such requisition call such meeting, any shareholder who signed the requisition may call the meeting.

56. Place of Meetings. Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within Ontario as the directors by resolution may determine. Notwithstanding the foregoing, a meeting of shareholders of the Corporation may be held outside Ontario if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Ontario is deemed t o have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting . is not lawfully held. Notwithstanding either of the foregoing sentences, meetings of shareholders may be held outside Ontario at one or more places specified in the articles.

57. Notice. (1) Subject to the articles, a printed, written or typewritten notice stating the day, hour, place of meeting, the general nature of the business to be transacted and, if special business i s to be transacted thereat, stating

(b)	the name of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(c)	the text of any special resolution to be submitted to the meeting,

shall be sent to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor of the Corporation, if any, personally, by sending such notice by prepaid mail or in such other manner as provided by by-law for the giving of notice, not less than twenty-one (21) days nor more than fifty (50) days before the meeting. If such notice is sent by mail it shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the secretary.

    (2) The auditor of the Corporation, if any, is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

58. Waiver of Notice. A meeting of shareholders may be held for any purpose at any time and at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable, telex or facsimile addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

59. Record Date. (1) The directors may by resolution fix in advance a date as the record date for the determination of shareholders

(a)	entitled to receive payment of a dividend;

(b)	entitled to participate in a liquidation distribution; or

(c)	for any other purpose except the right to receive notice of or to vote at a meeting of shareholders,

but such record date shall not precede by more than fifty (50) days the particular action to be taken.

    (2) The directors may by resolution also fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held.

    (3) If no record date is fixed,

(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i)	at the close of business on the day immediately preceding the day on which the notice is given; or

(ii)	if no notice is given, the day on which the meeting is held; and

(b)
the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote above or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

60. Notice of Date. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(a)
by advertisement in a newspaper published or distributed in the place where the corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(b)	by written notice to each stock exchange in Canada on which the shares of the corporation are listed for trading.

61. List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to be voted at the meeting held by each shareholder. If a record date for the meeting is fixed, such list shall be prepared as of such record date and not later than 10 days after such record date. If no record date is fixed, such list shall be prepared as of the close of business on the date immediately preceding the day on which the notice of the meeting is given and shall be prepared at such time. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the meeting for which the list is prepared. Notwithstanding the foregoing, where no notice of meeting is given, such list shall be prepared as of the day on which the meeting is held and so that it is available at such meeting.

62. Chairman and Secretary. The chairman of the board or, in the absence of the chairman, the president or, in the absence of the president, the vice-chairman or, in the absence of the vice-chairman, a vice-president shall be chairman of any meeting of shareholders and, if none of the said officers be present within 15 minutes after the time appointed for holding the meeting, the shareholders present and entitled to vote shall choose a chairman from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairman with the consent of the meeting.

63. Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

64. Right to Vote. At any meeting of shareholders every person who is named in the list referred to in Section 8.6 shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than the time at which the meeting commences that his name be included on the list to vote the transferred shares at the meeting.

65. Voting. (1) Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.

    (2) Voting at a meeting of shareholders shall be by show of hands except where a ballot i s demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or after any vote by show of hands. In case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

    (3) At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

    (4) In the absence of the chairman of the board, the president and every vice-president, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders or proxyholders present shall choose one of their number to be chairman.

    (5) If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or at an adjourned meeting as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

    (6) Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

    (7) Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, lie has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, and subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

    (8) Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or . represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

    66. Proxies. (1) A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, none of whom are required to be a shareholder of the Corporation, which proxyholders shall have all the rights of the shareholder to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by the proxy.

    (2) An instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy appointing a proxyholder to attend and act at a meeting of shareholders ceases to be valid one year from its date.

    (3) Unless the Act requires another form, an instrument appointing a proxyholder may be in the following form:

"The undersigned shareholder of • hereby appoints • of • or failing him, • of • as the proxy of the undersigned to attend and act for and on behalf of the undersigned at the • meeting of the shareholders of the said corporation to be held on the • day of •, 20 • , and at any adjournment thereof to the same extent and with the same power and authority as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated the • day of • , 20 • .

___________________________
Signature of Shareholder

NOTE:

This form of proxy must be signed by a shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof duly authorized."

67. Time for Deposit of Proxies. The directors may by resolution fix a time not exceeding 48 hours excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy may be used at the meeting only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chairman of the meeting or adjournment thereof prior to the time of voting.

68. Votes to Govern. Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by the majority of the votes cast, whether by a show of hands or by ballot, as the case may be.

69. Show of Hands. Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote thereon shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

70. Ballot. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which the person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

71. Adjournment. (1) The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

    (2) Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the opening thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the opening of the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

72. Quorum. (1) The holder or holders of fifteen (15%) percent of the shares entitled to vote present in person or represented by proxy shall constitute a quorum, irrespective of thenumbers of persons actually present at the meeting.

    (2) If a quorum is present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

    (3) If a quorum is not present at the time appointed for a meeting of shareholders, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place but not transact any other business.

73. Resolution in Lieu of Meeting. Except where a written statement is submitted by a director or where representations in writing are submitted by an auditor in accordance with the provisions of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

74. Telephone Participation. A shareholder may participate in a meeting of shareholders or of a committee of shareholders by means of such telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a shareholder participating in such a meeting by such means shall be deemed to be present at that meeting.

SECURITIES AND TRANSFERS

75. Shares. Subject to the articles, and to the provisions of the Act, shares in the Corporation may be issued at such times and to such persons or classes of persons and for such consideration as the directors may determine.

76. Options or Rights. Subject to the articles, and to the provisions of the Act, the board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine.

77. Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

78. Securities Records. The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

(a)           the names, alphabetically arranged, of each person who:

(i)	is or has been within six years registered as a shareholder of the Corporation, the address including, without limitation, the street and number, if any, of every such person while a holder and the number and class of shares registered in the name of such holder;

(ii)
is or has been within six years registered as a holder of debt obligations of the Corporation, the address including, without limitation, the street and number, if any, of every such person while a holder and the class or series and principal amount of the debt obligations registered in the name of such holder; or

(iii)
is or has been within' six years registered as a holder of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including, without limitation, the street and number, if any, of every such person while a registered holder and the class or series and number of warrants registered in the name of such holder; and

(b)           the date and particulars of the issue of each security and warrant.

79. Register of Transfers. The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

80. Registration of Transfers. Subject to the Act, no transfer of a share shall be registered in a securities register except on presentation of the certificate representing such share with an endorsement which complies with the Act made on or delivered with it duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, on payment of all applicable taxes and any reasonable fees prescribed by the board, on compliance with the restrictions on issue, transfer or ownership authorized by the articles.

81. Transfer Agents and Registrars. The board may from time to time, in respect of each class of securities issued by it, appoint one or more trustees, transfer or other agents to keep the securities register and the register of transfers and a registrar, trustee or agent to maintain a central securities register of issued security certificates and may appoint one or more persons or agents t o keep branch registers, and, subject to the Act, one person may be appointed to keep the securities register, register of transfers and the records of issued security certificates. Such a person may be designated as transfer agent or registrar according to its functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

82. Non-Recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share and otherwise to exercise all the rights and powers of an owner of the share.

83. Security Instruments. Every holder of one or more securities of the Corporation shall be entitled, at the holder's option, to a security certificate in respect of the securities held by that person or to a non-transferable written acknowledgement of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Security certificates and acknowledgments of a shareholder's right to a security certificate, respectively, shall be in such form as the board may from time to time approve. Unless otherwise ordered by the board, security certificates shall be signed by any one of:

(a)	the chairman of the board, the president, the managing director, a vice-president or a director,

and any one of:

(b)           the secretary, treasurer, any assistant secretary or any assistant treasurer or a director,

and need not be under corporate seal. Signatures of signing officers may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation; provided that at least one director or officer of the Corporation shall manually sign each certificate (other than a scrip certificate or a certificate representing a fractional share or a warrant or a promissory note that is not issued under a trust indenture) in the absence of a manual signature thereon of a duly appointed transfer agent, registrar, branch transfer agent or issuing or other authenticating agent of the Corporation or trustee who certifies it in accordance with a trust indenture. A security certificate executed as aforesaid shall be valid notwithstanding that an officer whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

84. Replacement of Security Certificates. (1) Subject to the provisions of the Act, the board or any officer or agent designated by the board may in the discretion of the board or that person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

    (2) Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect of that share and delivery of such certificate to one of those persons shall be sufficient delivery to all of them. Any one of those persons may give effectual receipts for the certificate issued in respect of it or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of that share.

    (3) Deceased Shareholders. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

85. Certificates. Share certificates (and the form of stock transfer power on the reverse side thereof) shall be in such form as the directors may from time to time by resolution determine.

Such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

86. Registrar and Transfer Agent. The directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars (which may but need not be the same person) to keep the share register and/or one or more transfer agents and/or branch transfer agents (which may but need not be the same person) to keep the register of transfers, and (subject to section 48 of the Act) may provide for the registration of issues and the registration of transfers of the shares of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the shares of the Corporation for which they are so appointed. All certificates issued after any such appointment representing shares issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

87. Surrender of Share Certificates. No transfer of a share issued by the Corporation shall be recorded or registered unless or until the certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.

88. Defaced, Destroyed. Stolen or Lost Certificates. If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner thereof to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the chairman of the board, the president, a vice-president, The secretary or the treasurer of the Corporation, indemnifying the Corporation (and time Corporation's transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may softer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the directors.

DIVIDENDS

89. Declaration and Payment of Dividends. (1) Subject to the following subparagraph (2), the directors may from time to time by resolution declare, and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the articles. Dividends may be paid in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

90. (1) The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

(2) Subject to section 41 of the Act, the Corporation may pay a dividend in money or property or by issuing fully paid shares of the Corporation.

91. Dividend Cheques. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case ofjoint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

92. Non-receipt or Loss of Cheques. In the event of nonreceipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

93. Record Date for Dividends and Rights - The board may fix in advance a date as the record date for the determination of the shareholders entitled to receive payment of a dividend, entitled to participate in a liquidation or distribution, or for any other purpose except to receive notice of or to vote at a meeting, but the record date shall not precede by more than 50 days the particular action to be taken. Notice of the record date shall be given, not less than 7 days before such record date, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of the Corporation's shares may be recorded and, where applicable, by written notice to each stock exchange in Canada on which the Corporation's shares are listed for trading, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register of the Corporation at the close of business on the day the directors fix the record date. If no such record date is fixed, such record date shall be the close of business on the day on which the directors pass the resolutions relating thereto.

94. Unclaimed Dividend. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

95. Receipt of Dividends by Joint Holders. In case two or more persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

96. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICE

97. Service. Subject to the provisions of the articles, any notice, communication or document ("Notice") to be given or sent pursuant to the Act, the articles, the by-laws or otherwise to or on a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted or recorded communication, or delivered personally to such person's latest address as shown on the securities register of the Corporation or, in the case of a director, if more current, the address as shown in the most recent notice filed under the Corporations Information Act (Ontario). A Notice shall be deemed to have been received on the date when it is delivered personally, or on the fifth day after mailing, or on the date of dispatch of a transmitted or recorded communication. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

98. Shares registered in more than one name. All notices or other documents required to be sent t o a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

99. Persons becoming entitled by operation of law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

100. Deceased Shareholder. Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of time shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

101. Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

102. Computation of Time. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

103. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any. notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

104. Undelivered Notice - If any notice given or sent to a shareholder pursuant to Section 11.0 is returned on three consecutive occasions because the person cannot be found, the Corporation shall not be required to give or send any further notice to such shareholder until the Corporation is informed in writing of the new address for such person.

105. Omissions and Errors - The accidental omission to give or send any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

106. Waiver of Notice - Any shareholder (or shareholder's duly appointed proxyhoider), director, officer, auditor or member of a committee of the board may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice required to be given to that person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled t o attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

CHEQUES, DRAFTS, NOTES. ETC.

107. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

108.    (1) All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

    (2) All securities (including warrants) belonging to the Corporation may be issued and/ held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall he endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

AUDITOR

109. At each annual meeting of the shareholders of the Corporation an auditor may be appointed for the purpose of auditing and verifying the accounts of the Corporation for the then current year and his report shall be submitted at the next annual meeting of the shareholders. The auditor shall not be a director or an officer of the Corporation. Unless fixed by the meeting of shareholders at which he is appointed, the remuneration of the auditor shall be determined from time to time by the directors.

FISCAL YEAR

110. The fiscal period of the Corporation shall terminate on such day in each year as the directors may from time to time by resolution determine

ENACTED by the board of directors of the Corporation on the _________ day of October, 2003. WITNESS the corporate seal of the Corporation.

Chairman	Secretary